UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): March 4, 2021

NORTHERN STAR INVESTMENT CORP. II

(Exact Name of Registrant as Specified in Charter)

Delaware	001-39929	85-3909728
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

c/o Graubard Miller

The Chrysler Building

405 Lexington Avenue, 11th Floor

New York, NY 10174

(Address of Principal Executive Offices) (Zip Code)

(212) 818-8800

(Registrant’s Telephone Number, Including Area Code)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e 4(c))

Securities registered pursuant to section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A Common Stock and one-fifth of one redeemable warrant	NSTB.U	The New York Stock Exchange
Class A Common Stock, par value $0.0001 per share	NSTB	The New York Stock Exchange
Redeemable warrants, exercisable for shares of Class A Common Stock at an exercise price of $11.50 per share	NSTB WS	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01 Regulation FD Disclosure.

As previously announced, Northern Star Investment Corp. II, a Delaware corporation (“Northern Star”), has entered into an Agreement and Plan of Reorganization (“Merger Agreement”) by and among Northern Star, NISC II-A Merger LLC, a Delaware limited liability company and wholly-owned subsidiary of Northern Star, NISC II-B Merger LLC, a Delaware limited liability company and wholly-owned subsidiary of Northern Star, Apex Clearing Holdings LLC, a Delaware limited liability company (“Apex”) and, solely for the purposes of Section 5.21 therein, PEAK6 Investments LLC, a Delaware limited liability company. Pursuant to the Merger Agreement, the parties will enter into a business combination transaction, as a result of which Apex will become a wholly-owned subsidiary of Northern Star, with the members of Apex becoming stockholders of Northern Star.

Attached as Exhibit 99.1 to this Current Report on Form 8-K is an article published on financial-planning.com that includes an interview with Tricia Rothschild, Apex’s President.

The information set forth below under this Item 7.01, including the exhibits attached hereto, is intended to be furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (“Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act or the Exchange Act, except as expressly set forth by specific reference in such filing.

Additional Information

NORTHERN STAR AND APEX AND THEIR RESPECTIVE DIRECTORS, MANAGERS AND EXECUTIVE OFFICERS, UNDER SEC RULES, MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES OF NORTHERN STAR’S STOCKHOLDERS IN CONNECTION WITH THE PROPOSED TRANSACTIONS. INVESTORS AND SECURITY HOLDERS MAY OBTAIN MORE DETAILED INFORMATION REGARDING THE NAMES AND INTERESTS IN THE PROPOSED TRANSACTIONS OF NORTHERN STAR’S DIRECTORS AND OFFICERS IN NORTHERN STAR’S FILINGS WITH THE SEC, INCLUDING ITS FINAL PROSPECTUS DATED JANUARY 25, 2021, FILED WITH THE SEC ON JANUARY 27, 2021. INFORMATION REGARDING THE PERSONS WHO MAY, UNDER SEC RULES, BE DEEMED PARTICIPANTS IN THE SOLICITATION OF PROXIES TO NORTHERN STAR’S STOCKHOLDERS IN CONNECTION WITH THE PROPOSED TRANSACTIONS WILL BE SET FORTH IN THE REGISTRATION STATEMENT FOR THE PROPOSED TRANSACTIONS THAT NORTHERN STAR INTENDS TO FILE WITH THE SEC, WHICH WILL INCLUDE A PROXY STATEMENT AND PROSPECTUS FOR THE TRANSACTIONS. ADDITIONAL INFORMATION REGARDING THE INTERESTS OF PARTICIPANTS IN THE SOLICITATION OF PROXIES IN CONNECTION WITH THE PROPOSED TRANSACTIONS WILL BE INCLUDED IN THE REGISTRATION STATEMENT.

INVESTORS AND SECURITY HOLDERS OF NORTHERN STAR AND APEX ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS. INVESTORS AND SECURITY HOLDERS WILL BE ABLE TO OBTAIN FREE COPIES OF THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS CONTAINING IMPORTANT INFORMATION ABOUT NORTHERN STAR AND APEX ONCE SUCH DOCUMENTS ARE FILED WITH THE SEC, THROUGH THE WEBSITE MAINTAINED BY THE SEC AT WWW.SEC.GOV. COPIES OF THE DOCUMENTS FILED WITH THE SEC BY NORTHERN STAR WHEN AND IF AVAILABLE, CAN BE OBTAINED FREE OF CHARGE ON NORTHERN STAR’S WEBSITE AT WWW.NORTHERNSTARIC2.COM OR BY DIRECTING A WRITTEN REQUEST TO NORTHERN STAR INVESTMENT CORP. II, C/O GRAUBARD MILLER, 405 LEXINGTON AVENUE, 11TH FLOOR, NEW YORK, NEW YORK 10174.

ADDITIONAL INFORMATION AND FORWARD-LOOKING STATEMENTS

THIS CURRENT REPORT AND THE EXHIBITS HERETO ARE NOT A PROXY STATEMENT OR SOLICITATION OF A PROXY, CONSENT OR AUTHORIZATION WITH RESPECT TO ANY SECURITIES OR IN RESPECT OF THE PROPOSED TRANSACTIONS AND SHALL NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE SECURITIES OF NORTHERN STAR OR APEX, NOR SHALL THERE BE ANY SALE OF ANY SUCH SECURITIES IN ANY STATE OR JURISDICTION IN WHICH SUCH OFFER, SOLICITATION, OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF SUCH STATE OR JURISDICTION.

THIS CURRENT REPORT AND THE EXHIBITS HERETO INCLUDE “FORWARD-LOOKING STATEMENTS”. ACTUAL RESULTS MAY DIFFER FROM EXPECTATIONS, ESTIMATES AND PROJECTIONS AND, CONSEQUENTLY, YOU SHOULD NOT RELY ON THESE FORWARD LOOKING STATEMENTS AS PREDICTIONS OF FUTURE EVENTS. WORDS SUCH AS “EXPECT,” “ESTIMATE,” “PROJECT,” “BUDGET,” “FORECAST,” “ANTICIPATE,” “INTEND,” “PLAN,” “MAY,” “WILL,” “COULD,” “SHOULD,” “BELIEVES,” “PREDICTS,” “POTENTIAL,” “CONTINUE,” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY SUCH FORWARD-LOOKING STATEMENTS.

NEITHER NORTHERN STAR NOR APEX UNDERTAKE ANY OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE, EXCEPT AS REQUIRED BY LAW. IMPORTANT FACTORS, AMONG OTHERS, THAT MAY AFFECT ACTUAL RESULTS INCLUDE APEX’S ABILITY TO EXECUTE ON ITS BUSINESS PLANS AND APEX’S ESTIMATES OF EXPENSES AND FUTURE REVENUES AND PROFITABILITY. OTHER FACTORS INCLUDE THE POSSIBILITY THAT THE PROPOSED TRANSACTIONS DO NOT CLOSE, INCLUDING DUE TO THE FAILURE TO RECEIVE REQUIRED SECURITY HOLDER APPROVALS, OR THE FAILURE OF OTHER CLOSING CONDITIONS.

THIS CURRENT REPORT AND THE EXHIBITS HERETO ARE NOT INTENDED TO BE ALL-INCLUSIVE OR TO CONTAIN ALL THE INFORMATION THAT A PERSON MAY DESIRE IN CONSIDERING AN INVESTMENT IN NORTHERN STAR AND IS NOT INTENDED TO FORM THE BASIS OF ANY INVESTMENT DECISION IN NORTHERN STAR.

ADDITIONAL INFORMATION CONCERNING THESE AND OTHER RISK FACTORS WILL BE CONTAINED IN NORTHERN STAR’S FILINGS WITH THE SEC. ALL SUBSEQUENT WRITTEN AND ORAL FORWARD-LOOKING STATEMENTS CONCERNING NORTHERN

STAR AND APEX, THE PROPOSED TRANSACTIONS OR OTHER MATTERS AND ATTRIBUTABLE TO NORTHERN STAR AND APEX OR ANY PERSON ACTING ON THEIR BEHALF ARE EXPRESSLY QUALIFIED IN THEIR ENTIRETY BY THE CAUTIONARY STATEMENTS ABOVE. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE UPON ANY FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE MADE. NEITHER NORTHERN STAR NOR APEX UNDERTAKE OR ACCEPT ANY OBLIGATION OR UNDERTAKING TO RELEASE PUBLICLY ANY UPDATES OR REVISIONS TO ANY FORWARD-LOOKING STATEMENT TO REFLECT ANY CHANGE IN THEIR EXPECTATIONS OR ANY CHANGE IN EVENTS, CONDITIONS OR CIRCUMSTANCES ON WHICH ANY SUCH STATEMENT IS BASED, EXCEPT AS REQUIRED BY APPLICABLE LAW.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits:

Exhibit	Description
99.1	Article.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: March 5, 2021	NORTHERN STAR INVESTMENT CORP. II

	By:	/s/ Joanna Coles
Joanna Coles
Chief Executive Officer

Filed under Rule 425

under the Securities Act of 1933, as amended

and deemed filed under Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Filing by: Northern Star Investment Corp. II

Subject Company: Northern Star Investment Corp. II

File No. 001-39929

The following article was published on financial-planning.com:

On SPACs, GameStop and crypto: Q&A with Apex Clearing’s Tricia Rothschild

By Jessica Mathews, March 04, 2021, 1:44 p.m. EST, 6 Min Read

Apex Clearing, a custodian with plans to move further into traditional wealth management, is going public.

The deal, expected to take place via a merger with a special purpose acquisition company this May or June, will boost the capital on the company’s balance sheet and offer financial advisors more insight into its business.

The company has been growing in recent months. It now custodies $92 billion in assets, and it’s been making headway into the traditional RIA space via partnerships.

Apex is preparing for both organic growth and acquisitions, according to the clearing firm’s president, Tricia Rothschild, who sat down with Financial Planning for an interview via Zoom to discuss the company’s plans and what they mean for financial advisors.

Read more to find out what’s coming next for Apex. The interview has been edited for clarity.

Financial Planning: Apex announced last week that it would go public. What does that mean for your company, and what will it look like for your clearing clients?

Rothschild: In a nutshell, there is a market need for digitization and attention paid to the infrastructure that supports financial services. By becoming a public company, we are able to raise capital to facilitate our own growth and provide more transparency into what we do, why we do, and how we do it.

FP: Why is the company going public via a SPAC rather than an old-school IPO?

“There is a market need for digitization and attention paid to the infrastructure that supports financial services,” says Apex Clearing president Tricia Rothschild. Apex Clearing

Rothschild: I would say two reasons. One is the process is quick relative to the traditional IPO process. Second, and really importantly, we found really great partners through Northern Star, which is Jon Ledecky and Joanna Coles. Joanna Coles will be joining our board, and she brings a lot of experience in consumer brand and consumer understanding.

FP: How long have you been a part of conversations about Apex going public?

Rothschild: For the past couple months.

FP: Jon Ledecky, president of the SPAC, Northern Star Investment Corp II, said on a pre-recorded call last week that the company would be eyeing strategic acquisitions. What do you have in mind right now?

Rothschild: Our strategy, in general, is to focus on what we do best and where we bring the most value, which is on the infrastructure [that is] the pipes and plumbing of trading and investing. [For instance] there are some things that are very integral to that process where we rely on third-party vendors today where you could imagine that we could acquire or make substantial investments so that we can influence the outcome more quickly. And then there are other areas as it relates to servicing customers that we don’t necessarily service today or haven’t serviced traditionally in the advisory space.

FP: Can you be more specific?

Rothschild: If you look at what it takes to manage a trade, and you think about the components that go into the reporting of the trade — managing the tax reporting and other pieces of the actual trade transaction — that’s part of the core. [And then] think about the servicing layer — what is it that happens that facilitates that trade from the advisor perspective? What are the types of tools, what are the types of service layers or interfaces that an advisor needs or a compliance team needs?

FP: What are your plans for organic growth?

Rothschild: The number one thing is hiring a lot of technologists. As you can imagine, especially as we grow and as we facilitate more and more transactions and open more and more accounts, it will be important that we have the right technology thinking and skills, so that is job number one.

When we think about opportunities in the market, the bulk of our current business, by far, is what you might call digitally native platforms and applications that we support. But we know that some of the more traditional investment managers, advisors, wealth managers are also looking to modernize the account opening and account funding.

FP: What are you doing to that end?

Rothschild: Building things like non-purpose lending capabilities. We are continuing to think about fractional share trading, fractional options. What about fixed income? How do we bring more transparency to the fixed-income market and more liquidity with something like fractional fixed-income? There’s so many interesting things you can do, so a lot of it comes down to prioritization for us.

FP: You’ve already hinted at this, but what does Apex going public mean for RIAs and financial advisors?

Rothschild: There is a need for choice and innovation. The independent advisor market itself stands for choice and innovation. That is what has fueled the success of independent advisors in this country — along with trust.

As we like to say, we’re the fintechs for fintechs. Is an RIA a fintech? I would say, well, yes. The whole process of thinking about your money and managing your money will be increasingly digital. That allows the advisor to focus on things that can’t be digitally enabled, so advisors can do a better job of meeting their clients’ needs and doing it in a more cost-effective way.

FP: You are still with the company. CEO Bill Capuzzi is still there. The client service and operational teams will all stay intact. Are there any changes that your clients should expect over the next year?

Rothschild: I don’t really anticipate any change of the structure through this transaction.

FP: Can you comment on Tom Valverde, head of advisory, leaving the company. Did this have anything to do with Apex going public?

Rothschild: I don’t really have anything to say. [It was] unrelated.

FP: Apex was one of the firms that restricted GameStop trading at the end of January. Are you able to specify whether Apex Clearing had to raise capital at the time, like Robinhood did?

Rothschild: We restricted the trading for approximately three hours on one day due to anomalous information that we got. We were fine by the end of the day. We have headroom in terms of the capital available to us on our balance sheet. We have lines of credit that we can call on as needed.

We did stop the trading for three hours, and then it was resolved and we moved forward, and have not had any issues and have not looked back. So I would say it was not a similar situation to Robinhood.

FP: Apex Clearing has opened more than 1 million crypto accounts this year. Are financial advisors using crypto with you?

Rothschild: Not at the moment, although we are getting requests and we are working on bringing that forward.

FP: What would you say is the opportunity for financial advisors when it comes to crypto?

Rothschild: Whether they do or don’t want to advise them on crypto, advisors probably want to know if their clients hold it. Being able to see it in the account and understand as it relates to the overall investor clients’ exposure, I think that’s really important.

FP: What are you most excited about that Apex is working on now?

Rothschild: I’m most excited about the ability to connect the dots between all these different silos. You have to have so many accounts for different things with different institutions. In the future, you can really have a more holistic relationship from your paycheck to paying your bills to managing your emergency savings account to putting the cash that you have to work.

And then understanding the flip side. When you need to pay for something, where do you take that money from? What’s the best way to use the money that you have? Apex sits behind all these applications and financial services firms that are trying to solve these problems, so it’s a fun position to be in, where you can facilitate that innovation and ultimately see where the improvements can come from and run with less friction.

I think it really comes down to increasing access to the markets and continuing to ensure that people can participate in their financial lives actively, regardless of income or wealth.

Jessica Mathews

Associate Editor, Financial Planning

*******

Forward-Looking Statements

Certain statements included in this communication are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to, (1) statements regarding estimates and forecasts of other financial and performance metrics and projections of market opportunity; (2) references with respect to the anticipated benefits of the proposed business combination and the projected future financial performance of Apex and Apex’s operating companies following the proposed business combination; (3) changes in the market for Apex’s services, and expansion plans and opportunities; (4) anticipated client retention; (5) the sources and uses of cash of the proposed business combination; (6) the anticipated capitalization and enterprise value of the combined company following the consummation of the proposed business combination; and (7) expectations related to the terms and timing of the proposed business combination.

These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of Apex’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Apex. These forward-looking statements are subject to a number of risks and uncertainties, including: changes in domestic and foreign business, market, financial, political, regulatory and legal conditions; the inability of the parties to successfully or timely consummate the merger, including the risk that any required stockholder or regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the merger is not obtained; failure to realize the anticipated benefits of the merger; risks relating to the uncertainty of the projected financial information with respect to the Apex; Apex’s ability to successfully expand and/or retain its product and service offerings; competition; the uncertain effects of the COVID-19 pandemic; and those factors discussed in documents of Northern Star filed, or to be filed, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Northern Star nor Apex presently know or that Northern Star and Apex currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

In addition, forward looking statements reflect Northern Star’s and Apex’s expectations, plans or forecasts of future events and views as of the date of this communication. Northern Star and Apex anticipate that subsequent events and developments will cause Northern Star’s and Apex’s assessments to change. However, while Northern Star and Apex may elect to update these forward-looking statements at some point in the future, Northern Star and Apex specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Northern Star’s and Apex’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements. This communication is not intended to be all-inclusive or to contain all the information that a person may desire in considering in an investment in Northern Star and is not intended to form the basis of an investment decision in Northern Star. All subsequent written and oral forward-looking statements concerning Northern Star and Apex, the proposed transactions or other matters and attributable to Northern Star and Apex or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

Important Information for Investors and Stockholders

In connection with the proposed business combination, Northern Star will file a registration statement on Form S-4, including a proxy statement and prospectus, with the SEC. Additionally, Northern Star will file other relevant materials with the SEC in connection with the business combination. Copies may be Northern Star Investment Corp. II, c/o Graubard Miller, 405 Lexington Avenue, 11th Floor, New York, New York 10174. Security holders of Northern Star are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting decision with respect to the proposed business combination because they will contain important information about the business combination and the parties thereto.

Participants in the Solicitation

Northern Star and Apex and their respective directors, managers and executive officers, under SEC rules, may be deemed participants in the solicitation of proxies of Northern Star’s stockholders in connection with the proposed business combination. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of Northern Star’s executive officers and directors in the solicitation by reading Northern Star’s filings with the SEC, including its final prospectus dated January 25, 2021 filed with the SEC on January 27, 2021. Information concerning the interests of persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Northern Star’s stockholders in connection with the proposed business combination will be set forth in the registration statement for the proposed business combination that Northern Star intends to file with the SEC, which will include a proxy statement and prospectus. Stockholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.